UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(b)

Trader Classified Media N.V.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

89254T102 (CUSIP Number)

November 29, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 89254T102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 000-00-0000 Credit Agricole Lazard Financial Products Bank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,500,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,500,000* 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.87%

12.	TYPE OF REPORTING PERSON BK

*	See footnote 1 to Item 4.

CUSIP No. 89254T102	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 000-00-0000 Credit Agricole Lazard Financial Products Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,500,000* 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,500,000* 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.87%

12.	TYPE OF REPORTING PERSON HC

*	See footnote 1 to Item 4.

Item 1 (a) – Name of Issuer: Trader Classified Media N.V.

(b) – Address of Issuer’s Principal Executive Offices: Overschiestraat 61 1062 XD Amsterdam The Netherlands

Item 2 (a) – Name of Person Filing: This Statement is being filed jointly by the persons listed below (the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1.

Reporting Persons:

Credit Agricole Lazard Financial Products Bank

Credit Agricole Lazard Financial Products Limited

(b) – Address of Principal Business Office or if None, Residence:

For Credit Agricole Lazard Financial Products Bank: 11 Moorfields Highwalk, London EC2Y 9DY, United Kingdom

For Credit Agricole Lazard Financial Products Limited: 11 Moorfields Highwalk, London EC2Y 9DY, United Kingdom

(c) – Citizenship:

For Credit Agricole Lazard Financial Products Bank: United Kingdom

For Credit Agricole Lazard Financial Products Limited: United Kingdom

(d) – Title of Class of Securities: Class A Common Shares (the “A Shares”)

(e) – CUSIP Number: 89254T102

Item 3 – If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 14 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the
Investment Company Act;

(j)	☐ Group, in accordance with Rule 3d-1 (b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box [X]

Item 4 – Ownership.

(a)	Amount beneficially owned: 5,500,000[1]

(b)	Percent of class: 13.87%

(c)(i)-(iv):

Credit Agricole Lazard Financial Products Bank (“CAL FP Bank”), which entered into the swap transactions reported in this Statement, may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 5,500,000 A Shares.[1]

Credit Agricole Lazard Financial Products Limited (“CAL FP Limited”) owns 99.99% of CAL FP Bank and, in this capacity, may be deemed to have sole power to vote, direct the vote, dispose or direct the disposition of 5,500,000 A Shares.[1]

1 CAL FP Bank has the right to acquire beneficial ownership of 5,500,000 A Shares, pursuant to derivative equity swaps transactions that CAL FP Bank has entered into with Floscule B.V. (“Floscule”) and Dresdner Bank A.G. (“Dresdner”) (collectively, the “Swap Counterparties”). In connection with the swap arrangements, on November 29, 2002, CAL FP Bank purchased, in aggregate, 5,500,000 A Shares from Floscule B.V. (“Floscule”) and immediately resold these A Shares to Dresdner. The purchases and resales were made in two tranches: (i) CAL FP Bank purchased 3,033,598 A Shares and immediately re-sold to Dresdner such A Shares; (ii) on the same day, but following the sale of the 3,033,598 A Shares, CAL FP Bank also purchased from Floscule and immediately re-sold to Dresdner an additional 2,466,402 A Shares. Floscule has the right, at any time during the term of its swap arrangement (which expires on June 1, 2005) to compel CAL FP Bank to sell to Floscule or a third party up to 5,500,000 A Shares, subject to certain conditions. To the extent that Floscule does not exercise this right before May 26, 2005, it has an obligation to repurchase from CAL FP Bank, and CAL FP Bank has an obligation to deliver, any of the remaining 5,500,000 A Shares. CAL FP Bank also generally has the right and obligation to re-acquire from Dresdner, during the same period, the 5,500,000 A Shares, subject to certain conditions. Immediately before and after the transactions described herein, CAL FP Bank did not and, except as herein disclosed, currently does not hold any A Shares, nor does it have voting, dispositive or other power over any A Shares.

To secure the obligations of Floscule under the swap arrangements, Floscule pledged 5,500,000 shares of Class B Common Stock of the Issuer (the “B Shares”) to CAL FP Bank. In addition, Beheer-en Beleggingsmaatschappij Tewina B.V., in connection with the swap transaction between CAL FP Bank and Floscule and as security for its guarantee of Floscule’s obligations to CAL FP Bank, assigned to CAL FP Bank a put option to permit CAL FP Bank to put to Wendel Investissement up to 11,000,000 shares of the Issuer (either A or B Shares) on or about June 1, 2005, or earlier subject to certain conditions, at a price per share that is half of the then prevailing repurchase price of the 5,500,000 A Shares to be repurchased by Floscule or a third party under the swap arrangements.

The Reporting Persons expressly disclaim membership in a group (as such term is set forth in Section 13(d)(3) of the Securities Exchange Act of 1934) with either of the Swap Counterparties.

Item 5 – Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: N/A

Item 6 – Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7 – Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Exhibit 99.2 is incorporated by reference in response to this Item 7.

Item 8 – Identification and Classification of Members of the Group. N/A

Item 9 – Notice of Dissolution of Group. N/A

Item 10 – Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

For CREDIT AGRICO LE LAZARD FINANCIAL PRODUCTS BANK:

December 20, 2002
(Date)

/s/ Peter James
(Signature)

General Inspector
(Name/Title)

For CREDIT AGRICOLE LAZARD FINANCIAL PRODUCTS LIMITED:

December 20, 2002
(Date)

/s/ Shelley Kainth
(Signature)

Company Secretary
(Name/Title)

EXHIBIT INDEX

Exhibit 99.1
A conformed copy of the Joint Filing Agreement dated as of December 20, 2002 between Credit Agricole Lazard Financial Products Bank and Credit Agricole Lazard Financial Products Limited relating to the joint filing of this Schedule 13G.

Exhibit 99.2	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.